[redacted]

10027868

SEC
Mail Processing
Section

FEB 26 2010

Washington, DC
122

AB
3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

8-40970

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31,2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baxter Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North federal Highway Suite 424
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald F. Rohe 561-395-2155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Coats and Associates, P.A.
(Name – *if individual, state last, first, middle name*)

5200 NW 33rd Avenue	Ft. Lauderdale	FL	33060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/4/2010

OATH OR AFFIRMATION

I, Ronald F. Rohe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Baxter Financial Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

no exceptions

Signature

Chief Operating Officer

Title

Notary Public

DIANE M. SARRO
MY COMMISSION # DD 496183
EXPIRES: April 2, 2010
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Baxter Financial Corporation

Financial Report

December 31, 2009

Baxter Financial Corporation
Financial Report

Table of Contents

Coats & Associates, P.A.

Certified Public Accountants
5200 N.W. 33rd Avenue, Suite 214
Fort Lauderdale, FL 33060
954-731-0011

Jesse F. Coats, C.P.A.

Independent Auditor's Report

January 29, 2009

To the Board of Directors
Baxter Financial Corporation
Boca Raton, Florida

We have audited the accompanying balance sheet of Baxter Financial Corporation as of December 31, 2009, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Baxter Financial Corporation as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 6 and the statement on page 7 are presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rules 17a-5 and 15c3-3 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Coats & Associates, P.A.

Coats & Associates, P.A.

Baxter Financial Corporation
Balance Sheet
December 31, 2009

ASSETS	
Current Assets:	
Cash	$ 70,489
Accounts Receivable	6,175
Prepaid Expenses	54,495
Total Current Assets	131,159
Total Assets	$ 131,159
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities:	
Accounts Payable	$ 33,426
Stockholder's Equity:	
Common Stock-$.01 Par Value, 1000 Shares Authorized, 50 Shares Issued and Outstanding, and Additional Paid-in-Capital	97,733
Total Liabilities and Stockholder's Equity	$ 131,159

See accompanying notes.

Baxter Financial Corporation
Statement of Income
Year Ended December 31, 2009

Income	
Fees	$ 525,842
Operating Expenses	
Advertising & Promotion	747
Commission	448
Insurance	20,334
Licenses & Taxes	1,578
Office Expenses	15,645
Payroll Taxes	23,519
Printing & Postage	10,169
Professional Fees	255,401
Rent	71,904
Salaries	303,777
Storage	3,635
Subscriptions	2,467
Telephone	12,093
Utilities	1,695
Travel & Entertainment	8,768
Total Operating Expenses	732,180
Income From Operations	(206,338)
Other Income	
Capital Gain	250,885
Interest Income	519
Total Other Income	251,404
Net Income	$ 45,066

See accompanying notes.

Baxter Financial Corporation
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at January 1, 2009	$ 5	$ 606,028	$ (227,716)	$ 378,317
Net Income			45,066	45,066
Stockholder Distributions			(325,650)	(325,650)
Balance at December 31, 2009	$ 5	$ 606,028	$ (508,300)	$ 97,733

See accompanying notes.

Baxter Financial Corporation
Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows Provided by Operating Activities:	
Cash Received From Customers	$ 826,269
Cash Paid to Suppliers and Employees	(757,586)
Interest Income Received	519
Net Cash Provided by Operating Activities	69,202
Cash Flows Applied to Financing Activities:	
Stockholder Distributions	(325,650)
Cash Flows From Investing Activities:	-
Net Decrease in Cash	(256,448)
Cash at Beginning of Year	326,937
Cash at End of Year	$ 70,489

Reconciliation of Net Income to Net Cash Provided by Operating Activities:	
Net Income	$ 45,066
Increase in Accounts Payable	25,107
Decrease in Accounts Receivable	49,542
Increase in Prepaid Expenses	(50,513)
Net Cash Provided by Operating Activities	$ 69,202

See accompanying notes.

Baxter Financial Corporation
Schedule I-Reconciliation of the Audited Computation
of Net Capital to the Unaudited FOCUS Part II A
December 31, 2009

Ownership equity per audited financial statements	$ 97,733
Less non-allowable assets	60,670
Net capital per audited financial statements	$ 37,063
Net capital per unaudited FOCUS Part II A	$ 37,063

See accompanying notes.

Baxter Financial Corporation
Statement of Reserve Requirements and Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2009

The Company is exempt from the reserve requirements and information relating to the possession or control requirements under rule 15c3-3 paragraph k(2)(i). The Company carries no margin accounts; promptly transmits all customer funds; and delivers all securities received in connection with its activities as a broker or dealer; does not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Baxter Financial Corporation."

See accompanying notes.

Note 1 Summary of Significant Accounting Policies

Nature of Business

Baxter Financial Corporation was incorporated on September 26, 1988, under the laws of the State of Florida. The corporation was organized to provide investment management and advisory services to registered investment companies and others.

Revenues

The Company provides investment advisory and administrative services (see Note 2) to Philadelphia Fund, Inc., and Eagle Growth Shares, Inc., for an annual fee. The fee, paid monthly, is based on the month-end net asset value of the funds.

Amortization

Intangible assets are amortized on a straight-line basis over 3 and 20 years. (See Note 3.)

Depreciation

Office furniture and equipment is depreciated using accelerated methods over the estimated useful lives of 5 and 7 years.

Cash and Cash Equivalents

For the purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholder of an S corporation is taxed on the Company's adjusted net income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Note 2 Distribution Plan

The Philadelphia Fund, Inc., has adopted an amended distribution plan with the Company pursuant to Rule 12b-1 of the Investment Company Act of 1940, which permits the use of fund assets to pay for expenses of distributing shares of the fund. The plan provides that the fund may make payment to the Company in an amount not greater than ½ of 1% of the average net asset value of the fund calculated monthly. A component of the 12b-1 fee (1/4 of 1% of the fund's average net assets) may be used to pay for shareholder services, which includes advice and information regarding share accounts, applications, use of the prototype retirement plans of the fund, and assistance with questions or problems regarding the fund's transfer agent, as well as other information and services.

The remainder of the 12b-1 income may be used to pay brokers and dealers for distribution, advertising, registration, and promotional expenses associated with the sale of fund shares. For the year ended December 31, 2009, included in revenue is $15,246 associated with this distribution plan. (See Note 5.)

Note 3 Operating Lease

The Company leases office space on a month-to-month basis. Rent includes the base rent, common area maintenance, and sales tax. The monthly rent and common area maintenance for the year ended December 31, 2009, was $ 71,904.

Note 4 Major Source Of Income

The Company's sole stockholder and chief executive officer is also the president and director of the Philadelphia Fund, Inc. Income is derived pursuant to an Investment Advisory Agreement, which was entered into on January 1, 1989, and the Amended Distribution Plan (more fully described in Note 2). During the year the Company's stockholder sold the investment advisory rights referred to in the aforementioned agreement. For the year ended December 31, 2009, approximately 68% of total revenues were attributed to the Philadelphia Fund, Inc.

Coats & Associates, P.A.
Certified Public Accountants
5200 N.W. 33rd Avenue, Suite 214
Fort Lauderdale, FL 33309
954-731-0011

Jesse F. Coats, C.P.A.

To the Board of Directors
Baxter Financial Corporation
Boca Raton, Florida

In planning and performing our audit of the financial statements of Baxter Financial Corporation for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures required by Rule 17a-5(g) of the Securities and Exchange Commission. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in Rule 17a-5(g) and to assess whether these practices and procedures can be expected to achieve the Commission's objectives in Rule 17a-5(g). Two of the objectives of an internal control structure and the practices and procedures are (1) to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commissions objectives.

Coats & Associates, P.A.

Coats & Associates, P.A.
Certified Public Accountants

January 29, 2010
Date

Coats & Associates, P.A.

Certified Public Accountants
5200 N.W. 33rd Avenue, Suite 214
Fort Lauderdale, Florida 33309
954-731-0011

Jesse F. Coats, C.P.A.

To The Board of Directors
Baxter Financial Corporation

In planning and performing our audit of the financial statements of Baxter Financial Corporation as of and for the year ended December 31, 2009, we considered its internal control to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operations that we consider to be material weaknesses as defined above.

This report is intended solely for the information and use of the board of directors, management, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Coats & Associates, P.A.

Coats & Associates, P.A.

January 29, 2010